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                  KMART CORPORATION AND SUBSIDIARY COMPANIES
                EXHIBIT 12 - INFORMATION ON RATIO OF EARNINGS
                         TO FIXED CHARGES COMPUTATION
                 Restated to exclude discontinued operations


                                                             Fiscal Year Ended                  Trailing 52 Weeks Ended
                                                -----------------------------------------     --------------------------
                                                January 29,    January 27,    January 26,      July 27,        July 28,
(Millions)                                         1992           1993           1994            1994           1993
                                                -----------   ------------    -----------      ---------      ---------
Pre-tax income from continuing
  operations (1)                                   $1,189        $1,327          $(550)         $ (642)         $1,191

Equity income of unconsolidated affiliated
 retail companies that exceeds distributions          (26)          (12)           (20)            (28)            (22)

Fixed charges per below                               582           664            763             761             778
  Less interest capitalized during the period         (10)          (14)           (11)            (11)            (20)
                                                   ------        ------          -----          ------          ------
Earnings from continuing operations                 1,735         1,965            182              80           1,927
                                                   ======        ======          =====          ======          ======
Fixed Charges:
  Interest expense                                    398           442            490             489             513
  Rent expense - portion of operating rentals
    representative of the interest factor             172           206            260             259             249

  Other                                                12            16             13              13              16
                                                   ------        ------          -----          ------          ------
                                                     582           664             763             761             778
                                                   ======        ======          =====          ======          ======
Ratio of earnings to fixed charges (2)                3.0           3.0           N/A              N/A          $ 2.48
                                                   ======        ======          =====          ======          ======

(1) Pre-tax income from continuing operations for 1993 includes a pre-tax provision of $1,348 million for store restructuring and other charges.

(2) The deficiency of income from continuing retail operations versus fixed charges was $581 million for the fiscal year ended January 26, 1994 and $681 million for the 52 weeks ended July 27, 1994.